Exhibit 99.2

News release…

Date: 10 December 2003
Ref: PR332g

West Angelas expansion receives joint venture approval

Rio Tinto and its Joint Venture Participants in Robe River Iron Associates have formally approved an approximate US$105 million expansion of Robe’s West Angelas mine to a nominal capacity of 25 million tonnes per year.

Market acceptance in the key markets of Japan, Korea and China for West Angelas Marra Mamba iron ore products has been excellent, and demand continues to grow.

The 20 million tonne per year West Angelas mine was commissioned in 2002 and is expected to be operating at full capacity during the first half of 2004.

Work on the expansion to 25 million tonnes per year is expected to commence in early 2004, subject to receipt of all necessary Government approvals and is expected to be complete by mid 2005.

The expansion comprises additional mobile mining fleet, a train, minor modifications to the existing plant and some additional infrastructure for office and village accommodation.

The West Angelas mine is a fly-in fly-out operation located in the Eastern Pilbara, approximately 100 kilometres west of Newman.

Robe River Iron Associates is 53 per cent owned by Rio Tinto. Other joint venture partners are Mitsui Iron ore Development P/L (33 per cent), Nippon Steel Australia P/L (10.5 per cent) and Sumitomo Metal Australia P/L (3.5 per cent).

Cont…/

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